Exhibit 99.1

Yingli Green Energy Reports Fourth Quarter and Full Year 2013 Results

Full Year 2013 PV Module Shipments Reached a Historic High of 3.2 GW

Shipment guidance for full year 2014 was in the range of 4.0~4.2 GW

BAODING, China, March 18, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the world’s largest vertically integrated photovoltaic manufacturer, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 3,711.1 million (US$613.0 million).

•                      Total PV module shipments (including shipments for PV systems) increased by 11.4% from the third quarter of 2013.

•                      Overall gross profit was RMB 451.7 million (US$74.6 million), representing a gross margin of 12.2%. Excluding the year-end tax adjustment, gross margin for sale of PV modules would be 14.2%.

•                      Operating loss was RMB 594.2 million (US$98.1 million), representing an operating margin of negative 16.0%, including a provision of RMB 480.2 million (US$79.3 million) on the Company’s inventory purchase commitment under long-term polysilicon supply contracts. Excluding such non-cash charge, operating loss would be RMB 114.0 million (US$18.8 million) and operating margin would be negative 3.1%.

•                      Net loss1 was RMB 776.2 million (US$128.2 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 4.95 (US$0.82). On an adjusted non-GAAP2 basis, net loss was RMB 289.9 million (US$47.9 million) and loss per ordinary share and per ADS was RMB 1.85 (US$0.31).

Full Year 2013 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 13,418.1 million (US$2,216.5 million).

•                      Total PV module shipments (including shipments for PV systems) increased by 40.8% year over year to 3,234.3 MW.

•                      Overall gross profit was RMB 1,458.9 million (US$241.0 million), representing an overall gross margin of 10.9%. Excluding the year-end tax adjustment, gross margin for sale of PV modules was 11.8%.

•                      Operating loss was RMB 1,118.4 million (US$184.7 million), representing an operating margin of negative 8.3%, including a provision of RMB 480.2 million (US$79.3 million) on the Company’s inventory purchase commitment under long-term polysilicon supply contracts. Excluding such non-cash charge, operating loss would be RMB 638.2 million (US$105.4 million) and operating margin would be negative 4.8%.

•                      Net loss was RMB 1,944.4 million (US$321.2 million) and loss per ordinary share and per ADS was RMB 12.41 (US$2.05).

•                      On an adjusted non-GAAP basis, net loss was RMB 1,440.1 million (US$237.9 million) and loss per ordinary share and per ADS was RMB 9.19 (US$1.52).

(1)              For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)              All non-GAAP measures exclude, as applicable, share-based compensation, interest expenses consisting of changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets, and non-cash provision for inventory purchase commitments. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“In light of robust demand from China, the United States, Japan and other markets, our shipments in the fourth quarter increased by approximately 11% quarter over quarter, which drives our shipments for full year 2013 to exceed 3.2GW. We are delighted to be the world’s largest PV module supplier for the second consecutive year with a diversified market composition,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “In the fourth quarter, demand from China continued to grow dramatically due to the explosive growth of downstream business driven by favourable government policies put in place since the beginning of 2013, which helps China rank as the world’s largest PV application market. As the demand surged in the U.S. and Japan markets, we continued to solidify our leading position in these markets.”

“In addition, we have achieved significant results in emerging markets. For example, we won 258 MW projects in Algeria. It not only demonstrated our high brand recognition and ability to explore emerging markets, but also helped us accumulate experiences in overseas downstream business.”

“Along with the diversification of markets, we have achieved significant results in domestic downstream business. By the end of 2013, we had completed the construction of 128 MW of PV projects in China and had successfully connected two thirds of these projects to the grid. The remaining portion is expected to get grid-connected by the end of April this year. We also worked on a new business model to develop downstream business in China through cooperation with large enterprises, such as Datong Coal Mine Group and China National Nuclear Corporation. We believe that the installation target of 14 GW for 2014 announced by China’s National Energy Administration, as well as other favourable policies, will enable China’s downstream segment to grow rapidly. Currently we have approximately 1GW of PV projects pipeline under different approval stages covering over ten provinces in China. We plan to complete the construction of approximately 400~600 MW of those projects by the end of 2014 and are expecting to construct up to 25MW PV projects in the first quarter of 2014 , of which we’ve obtained all project loan approvals from domestic banks.”

“With the evolution of global PV markets and our strong footprints in China, the U.S., Japan, and other emerging markets, such as Africa, South America, and Southeast Asia, we expect to achieve 4.0~4.2 GW of module shipment in 2014,” Mr. Miao concluded.

Fourth Quarter 2013 Financial Results

Total Net Revenues

Total net revenues were RMB 3,711.1 million (US$613.0 million) in the fourth quarter of 2013, compared to RMB 3,649.4 million in the third quarter of 2013 and a significant increase from RMB 2,902.9 million in the fourth quarter of 2012. Total PV module shipments (including shipments for PV systems) in the fourth quarter of 2013 increased by 11.4% from the third quarter of 2013. The slight increase in net revenues was primarily attributable to the increased PV modules shipments, which was partially offset by a decline in revenues from sale of PV systems recognized in the fourth quarter of 2013.

Gross Profit and Gross Margin

Overall gross profit was RMB 451.7 million (US$74.6 million) in the fourth quarter of 2013, representing a decrease of 9.4% from RMB 498.8 million in the third quarter of 2013 and up from gross loss of RMB 247.8 million in the fourth quarter of 2012.

Overall gross margin was 12.2 % in the fourth quarter of 2013, down from 13.7% in the third quarter of 2013 and compared to negative 8.5% in the fourth quarter of 2012. In the fourth quarter of 2013, the company recognized a year-end tax adjustment as a result of the implementation of revised VAT exemption, offset and refund policy in China. Excluding the year-end tax adjustment, gross margin for sale of PV modules was 14.2% in the fourth quarter of 2013, compared to 13.7% in the third quarter of 2013. The sequential increase in gross margin for sale of PV modules in the fourth quarter of 2013 was primarily due to the Company’s continuous efforts in reducing total manufacturing cost.

Operating Expenses

Operating expenses were RMB 1,045.9 million (US$172.8 million) in the fourth quarter of 2013. Excluding non-cash provision for the Company’s inventory purchase commitment, operating expenses would be RMB 565.7 million (US$93.4 million) in the fourth quarter of 2013, compared to RMB 569.1 million in the third quarter of 2013 and RMB 882.6 million in the fourth quarter of 2012. The slight sequential decrease in operating expenses on an adjusted non-GAAP basis was mainly attributable to in Company’s cost control efforts.

In the fourth quarter of 2014, the Company recognized a provision of RMB 480.2 million (US$79.3 million) on its inventory purchase commitment under long-term polysilicon supply contracts as a result of the Company’s re-assessment of its purchase commitments under long-term polysilicon supply contracts based on current market price of polysilicon and current status of the Company’s performance of, and negotiations with its suppliers under, the long-term supply contracts. The management has been negotiating with its suppliers on adjusting the prices under these long-term contracts. Should the negotiation progress be different from the current assessment, the provision would be adjusted accordingly to reflect such a new assessment.

Operating expenses as a percentage of total net revenues would be 28.2% in the fourth quarter of 2013, compared to 15.6% in the third quarter of 2013 and 30.4% in the fourth quarter of 2012.

Operating Loss and Margin

As a result of the foregoing, operating loss was RMB 594.2 million (US$98.1 million) in the fourth quarter of 2013, compared to operating loss of RMB 70.3 million in the third quarter of 2013 and operating loss of RMB 1,130.4 million in the fourth quarter of 2012.

Operating margin was negative 16.0% in the fourth quarter of 2013, compared to negative 1.9% in the third quarter of 2013 and negative 38.9% in the fourth quarter of 2012. Excluding the non-cash provision charge, operating margin would be negative 3.1% in the fourth quarter of 2013.

Interest Expense

Interest expense was RMB 256.5 million (US$42.4 million) in the fourth quarter of 2013, compared to RMB 268.3 million in the third quarter of 2013 and RMB 209.4 million in the fourth quarter of 2012. As of December 31, 2013, the Company had an aggregate of RMB 14.7 billion (US$2.4 billion) of bank borrowings and medium-term notes, which decreased from RMB 15.7 billion as of September 30, 2013. The weighted average interest rate was 6.33% in the fourth quarter of 2013, slightly increased from 6.29% in the third quarter of 2013. The decrease in interest expense from third quarter to fourth quarter of 2013 was primarily attributable to the Company’s efforts on reducing its total debt amount.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB 12.3 million (US$2.0 million) in the fourth quarter of 2013, compared to RMB 41.3 million in the third quarter of 2013 and RMB 26.7 million in the fourth quarter of 2012. Given that the Company’s Euro-denominated assets and liabilities are in a net asset position, the foreign currency exchange gain was mainly due to the appreciation of the Euro against the RMB in this quarter.

Income Tax Expense

Income tax expense was RMB 2.4 million (US$0.4 million) in the fourth quarter of 2013, compared to RMB 23.0 million in the third quarter of 2013 and RMB 5.0 million in the fourth quarter of 2012.

Net Loss

Net loss was RMB 776.2 million (US$128.2 million) in the fourth quarter of 2013, compared to RMB 235.6 million in the third quarter of 2013 and RMB 1,249.0 million in the fourth quarter of 2012. Loss per ordinary share and per ADS was RMB 4.95 (US$0.82), compared to RMB 1.50 in the third quarter of 2013 and RMB 7.98 in the fourth quarter of 2012.

On an adjusted non-GAAP basis, net loss was RMB 289.9 million (US$47.9 million) in the fourth quarter of 2013, compared to RMB 226.6 million in the third quarter of 2013 and RMB 908.3 million in the fourth quarter of 2012. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 1.85 (US$0.31) in the fourth quarter of 2013, compared to RMB 1.45 in the third quarter of 2013 and RMB 5.80 in the fourth quarter of 2012.

Balance Sheet Analysis

As of December 31, 2013, the Company had RMB 2,797.8 million (US$462.2 million) in cash and restricted cash, compared to RMB 2,709.6 million as of September 30, 2013.

As of December 31, 2013, accounts receivable were RMB 4,672.6 million (US$771.9 million), compared to RMB 4,963.6 million as of September 30, 2013. Days sales outstanding was 113 days in the fourth quarter of 2013, a decrease from 122 days in the third quarter of 2013.

As of December 31, 2013, inventory was RMB 2,032.5 million (US$335.7 million), compared to RMB 2,861.2 million as of September 30, 2013. Inventory turnover days was 56 days in the fourth quarter of 2013, a significant decrease from 82 days in the third quarter of 2013.

As of December 31, 2013, accounts payable were RMB 5,511.5 million (US$910.4 million), compared to RMB 4,958.3 million as of September 30, 2013. Days payable outstanding was 152 days in the fourth quarter of 2013, an increase from 142 days in the third quarter of 2013.

As of the date of this press release, the Company had approximately RMB 6,756.6 million in unutilized short-term lines of credit and RMB 1,980 million committed long-term facility that can be drawn down in the near future.

Full Year 2013 Results

Total Net Revenues

Total net revenues in 2013 were RMB 13,418.1 million (US$2,216.5 million), compare to RMB 11,391.9 million in 2012. Total PV module shipments (including shipments for PV system) in 2013 were 3,234.3 MW, a significant increase of 40.8% from 2,297.1 MW in 2012. The increase in total net revenues year-over-year was mainly due to a significant increase in PV module shipments, partially offset by an industry-wide decline in the average selling price for PV modules compared to 2012.

Gross Profit (Loss) and Margin

Overall gross profit in 2013 was RMB 1,458.9 million (US$241.0 million), compared to gross loss of RMB 368.8 million in 2012. Overall gross margin was 10.9% in 2013, significantly improved from negative 3.2% in 2012. In the fourth quarter of 2013, the company recognized a year-end tax adjustment as a result of the implementation of revised VAT exemption, offset and refund policy in China. Excluding the year-end tax adjustment, gross margin for sale of PV modules was 11.8% in 2013, compared to negative 3.1% in 2012.

The Company also recognized non-cash inventory provision of RMB 5.0 million (US$0.8 million) in 2013, compared with non-cash inventory provision of RMB 665.4 million in 2012. Excluding the impact of the non-cash charges mentioned above, overall gross margin would be 11.0% in 2013, compared to 2.6% in 2012.

Operating Expenses

Operating expenses in 2013 were RMB 2,577.2 million (US$425.7 million), compared to RMB 2,154.5 million in 2012. Excluding non-cash provision for the Company’s inventory purchase commitment,  impairment of long-lived assets, provision for bad debts and loss of disposal of certain equipment, operating expenses would be RMB 2,065.9 million (US$341.26 million) in 2013, compared to RMB 1,771.1 million in 2012. The sequential increase in operating expenses from 2012 to 2013 was mainly caused by an expanded scale of business in 2013.

Excluding non-cash provision for the Company’s inventory purchase commitment, impairment of long-lived assets, provision for bad debts and loss of disposal of certain equipment, operating expenses as a percentage of total net revenues would be 15.4% in 2013 compared to 15.5% in 2012.

Interest Expense

Interest expense in 2013 was RMB 971.6 million (US$160.5 million), compared to RMB 897.1 million in 2012. The increase in interest expense in 2013 was mainly a result of slightly increased weighted average interest rate, which was partially offset by the Company’s efforts on optimizing its debt structure. As of December 31, 2013, the Company had an aggregate of RMB 14.7 billion (US$2.4 billion) of bank borrowings and medium-term notes outstanding, compared to RMB 15.5 billion as of December 31, 2012. The weighted average interest rate for the Company’s borrowings in 2013 was 6.31%, which slightly increased from 6.25% in 2012.

Foreign Currency Exchange Loss

Foreign currency exchange loss was RMB 32.2 million (US$5.3 million) in 2013, compared to RMB 78.6 million in 2012. Given that the Company’s Euro-denominated assets and liabilities are in a net asset position, the foreign currency exchange loss was mainly due to the depreciation of the Euro against the RMB in 2013 and 2012.

Income Tax Expense

Income tax expense was RMB 31.0 million (US$5.1 million) in 2013, compared to income tax benefit of RMB 205.7 million in 2012.

Net Loss

Net loss was RMB 1,944.4 million (US$321.2 million) and loss per ordinary share and per ADS was RMB 12.41 (US$2.05) in 2013.

On an adjusted non-GAAP basis, net loss was RMB 1,440.1 million (US$237.9 million) in 2013. Adjusted non-GAAP diluted loss per ordinary share and per ADS was RMB 9.19 (US$1.52) in 2013.

Business Outlook for Full Year 2014

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipment target to be in the estimated range of 4.0 GW to 4.2 GW (including 400-600 MW shipment for PV systems) for fiscal year 2014, which represents an increase of 29.4% to 32.6% compared to fiscal year 2013.

Downstream Business Outlook for Full Year 2014

Project Development in China

Yingli Green Energy would consider various strategies in downstream businesses including selling self-developed PV projects to third parties upon completion, retaining and operating self-developed PV projects, forming joint ventures to develop and operate PV projects, and providing EPC services.

Currently the Company have approximately 1GW of PV projects pipeline under different approval stages across ten provinces in China such as Hebei, Xinjiang, Yunnan, Guangxi and Shandong province and continue to develop actively new pipeline for PV projects in other provinces including Inner Mongolia, Qinghai, Gansu and Ningxia province. Yingli Green Energy plans to complete the construction of approximately 400~600 MW of those projects by the end of 2014 and up to 25MW is expected to shipped in the first quarter of 2014. Partnering with several large enterprises, the Company is evaluating various approaches to hold or sell these projects..

Project Development Overseas

In addition to project opportunities in Europe, Yingli Green Energy is expanding into emerging markets in the sun-belt regions of Africa, the Middle East, Central and South America, through various models include co-development and joint ventures with existing or new partners. Currently, the Company has a pipeline of 200 MW utility-scale downstream projects outside China and aims to complete the construction of 30-50 MW in 2014.

Market Achievements in Q4 2013

China

•                                          Our shipments into China in the fourth quarter of 2013 increased by over 60% compared with that of 2012, and our shipments into China as a percentage of our total shipments also increased significantly.

Europe

•                                          Shipment to Europe as a percentage of our total shipments was diluted to 11% in the fourth quarter of 2013.

•                                          According to IHS, a global information company based in U.S., , Yingli became the number 1 supplier to Germany in 2013, shipping twice as much volume as our nearest competitor.

U.S.

•                                          In the United States, the fourth quarter of 2013 was our second best quarter ever and the best quarter in 2013.

•                                          Yingli’s sustained efforts to diversify its customer base are paying off and in the fourth quarter of 2013, the Company transacted with 35 customers in the U.S., putting the full year customer figure at 67.

•                                          Sales in the non-utility segment grew by 22% in the fourth quarter of 2013 as compared to the third quarter of 2013 as the Company continued to maintain a balanced exposure to the market.

Japan

•                                          By developing solid relationship with utility-scale project developers, EPC contractors, distributers and online retailers, shipments to Japan recorded a quarterly historic high, a sequential increase of over 50% in the fourth quarter of 2013.

Non-traditional Markets

•                                          In 2013, we sold our products to approximately 50 non-traditional markets with an increase of over 600% in PV module shipments compared to that in 2012.

•                                          We have recently secured 258 MW of orders in total in Algeria, comprised of multiple projects. We achieved this through cooperation with Sinohydro and CNTIC, a model we will look to fine tune and deploy in additional markets.

•                                          Moving deeper into Africa, Yingli has had a successful 2013 securing a contract for module supply for a 96 MW project.

•                                          In Canada, Yingli shipped over 125MW of OPA FIT-compliant PV modules to a major developer, through our locally-based contract manufacturing partner.

•                                          In Latin America, total sales volume increased 114% in the fourth quarter of 2013 as compared to the third quarter of 2013 while sales to the distributed generation market segment increased nearly 200%  in 2013 as compared to 2012.  Our customer base in Latin America increased by 118% through the addition of 44 new customers across the region.

•                                          In South East Asia, we have achieved successful market penetration in several countries, including a 10 MW project that contributed to our market share of 12% in Malaysia in 2013.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating loss, adjusted operating margin, adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude, as applicable, items related to share-based compensation, interest expense consisting of changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and non-cash provision for inventory purchase commitments. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyse the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.0537 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2013. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on March 18, 2014, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

•                                       U.S. Toll Free Number: +1-866-519-4004

•                                       International Dial-in Number: +1-845-675-0437

•                                       Passcode: 50057952

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until April 18, 2014 by dialing:

•                                       U.S. Toll Free Number: +1-855-452-5696

•                                       International Dial-in Number: +1-646-254-3697

•                                       Passcode: 50057952

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 8,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2012	December 31,2013
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	3,051,743	2,797,808	462,165
Accounts receivable, net	3,918,666	4,672,561	771,852
Inventories	2,523,550	2,032,477	335,741
Prepayments to suppliers	239,912	644,776	106,509
Prepaid expenses and other current assets	1,379,003	1,052,826	173,914
Total current assets	11,112,874	11,200,448	1,850,181

Long-term prepayments to suppliers	1,280,131	884,562	146,119
Property, plant and equipment, net	13,218,200	13,484,122	2,227,418
Land use rights	710,183	702,858	116,104
Intangible assets, net	62,812	58,936	9,735
Other assets	769,386	968,114	159,923
Total assets	27,153,586	27,299,040	4,509,480

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	7,526,015	6,715,877	1,109,384
Accounts payable	3,680,259	5,511,510	910,437
Other current liabilities and accrued expenses	1,734,695	1,924,661	317,931
Total current liabilities	12,940,969	14,152,048	2,337,752

Long-term debt, excluding current portion	4,076,456	4,108,283	678,640
Medium-term notes	3,911,907	3,914,656	646,655
Accrued warranty cost, excluding current portion	519,539	626,314	103,460
Other liabilities	1,487,944	2,370,674	391,607
Total liabilities	22,936,815	25,171,975	4,158,114

Shareholders’ equity:
Ordinary shares	12,241	12,252	2,024
Additional paid-in capital	6,654,082	6,684,145	1,104,143
Treasury stock	(127,331)	(127,331)	(21,034)
Accumulated other comprehensive income	237,384	289,889	47,886
Accumulated deficit	(4,406,510)	(6,350,935)	(1,049,100)
Total equity attributable to Yingli Green Energy	2,369,866	508,020	83,919
Noncontrolling interests	1,846,901	1,619,045	267,447
Total shareholders’ equity	4,216,771	2,127,065	351,366
Total liabilities and shareholders’ equity	27,153,586	27,299,040	4,509,480

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	December 31, 2012	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,684,571	3,214,231	3,571,729	590,008
Sales of PV systems	119,147	265,086	64,983	10,734
Other revenues	99,213	170,116	74,382	12,287
Total net revenues	2,902,931	3,649,433	3,711,094	613,029
Cost of revenues:
Cost of PV modules sales	(2,900,192)	(2,773,122)	(3,104,828)	(512,881)
Cost of PV systems sales	(119,413)	(222,120)	(77,677)	(12,831)
Cost of other revenues	(131,145)	(155,396)	(76,878)	(12,700)
Total cost of revenues	(3,150,750)	(3,150,638)	(3,259,383)	(538,412)
Gross profit (loss)	(247,819)	498,795	451,711	74,617
Selling expenses	(242,210)	(285,346)	(272,866)	(45,074)
General and administrative expenses	(386,869)	(209,945)	(183,397)	(30,295)
Research and development expenses	(52,977)	(73,792)	(109,427)	(18,076)
Provision for inventory purchase commitments	—	—	(480,182)	(79,320)
Impairment of long-lived assets and goodwill	(200,497)	—	—	—
Total operating expenses	(882,553)	(569,083)	(1,045,872)	(172,765)
Loss from operations	(1,130,372)	(70,288)	(594,161)	(98,148)
Other income (expense):
Interest expense	(209,368)	(268,288)	(256,478)	(42,367)
Interest income	11,220	6,723	16,812	2,777
Foreign currency exchange gains (losses)	26,659	41,288	12,329	2,037
Other income	21,160	36,284	17,542	2,897
Loss before income taxes	(1,280,701)	(254,281)	(803,956)	(132,804)
Income tax expense	(5,015)	(22,988)	(2,393)	(395)
Net loss	(1,285,716)	(277,269)	(806,349)	(133,199)
Less: Loss attributable to the noncontrolling interests	36,692	41,679	30,140	4,978
Net loss attributable to Yingli Green Energy	(1,249,024)	(235,590)	(776,209)	(128,221)

Weighted average shares and ADSs outstanding Basic and diluted	156,585,020	156,585,020	156,722,968	156,722,968

Loss per share and per ADS Basic and diluted	(7.98)	(1.50)	(4.95)	(0.82)

Net loss	(1,285,716)	(277,269)	(806,349)	(133,199)

Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	5,020	6,068	9,022	1,490
Cash flow hedging derivatives, net of nil tax	1,134	(7,554)	(842)	(139)
Comprehensive loss	(1,279,562)	(278,755)	(798,169)	(131,848)
Less: Comprehensive loss attributable to the noncontrolling interest	29,366	41,997	33,049	5,460

Comprehensive loss attributable to Yingli Green Energy	(1,250,196)	(236,758)	(765,120)	(126,388)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	December 31, 2012	September 30, 2013	December 31, 2013
	RMB	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(908,259)	(226,619)	(289,858)	(47,881)
Share-based compensation	(8,499)	(3,204)	(5,242)	(866)
Amortization of intangible assets	(10,821)	(898)	(898)	(148)
Inventory provision	(121,005)	—	—	—
Impairment of long-lived assets	(200,497)	—	—	—
Provision for inventory purchase commitments	—	—	(480,182)	(79,320)
Interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	—	(5,014)	(29)	(5)
Net loss attributable to Yingli Green Energy	(1,249,024)	(235,590)	(776,209)	(128,221)
Non-GAAP diluted loss per share and per ADS	(5.80)	(1.45)	(1.85)	(0.31)
Diluted loss per share and per ADS	(7.98)	(1.50)	(4.95)	(0.82)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for share, ADS, per share and per ADS data)

	Year Ended December 31,
	2012	2013
	RMB	RMB	US$
Net revenues:
Sales of PV modules	10,989,767	12,510,809	2,066,638
Sales of PV systems	171,013	408,630	67,501
Other revenues	231,148	498,654	82,372
Total net revenues	11,391,928	13,418,093	2,216,511
Cost of revenues:
Cost of PV modules sales	(11,329,951)	(11,078,733)	(1,830,076)
Cost of PV systems sales	(155,310)	(374,350)	(61,838)
Cost of other revenues	(275,468)	(506,156)	(83,611)
Total cost of revenues	(11,760,729)	(11,959,239)	(1,975,525)
Gross profit (loss)	(368,801)	1,458,854	240,986
Selling expenses	(893,331)	(1,064,263)	(175,804)
General and administrative expenses	(873,148)	(744,233)	(122,939)
Research and development expenses	(187,538)	(288,558)	(47,666)
Provision for inventory purchase commitments	—	(480,182)	(79,320)
Impairment of long-lived assets and goodwill	(200,497)	—	—
Total operating expenses	(2,154,514)	(2,577,236)	(425,729)
Loss from operations	(2,523,315)	(1,118,382)	(184,743)
Other income (expense):
Interest expense	(897,124)	(971,597)	(160,496)
Interest income	46,446	31,372	5,182
Foreign currency exchange losses	(78,599)	(32,230)	(5,324)
Other income	54,963	66,965	11,062
Loss before income taxes	(3,397,629)	(2,023,872)	(334,319)
Income tax benefit	205,742	(31,024)	(5,125)
Net loss	(3,191,887)	(2,054,896)	(339,444)
Less: Loss attributable to the non-controlling interests	127,475	110,473	18,249
Net loss attributable to Yingli Green Energy	(3,064,412)	(1,944,425)	(321,195)
Weighted average shares and ADSs outstanding
Basic and diluted	156,425,307	156,619,791	156,619,791

Loss per share and per ADS
Basic and diluted	(19.59)	(12.41)	(2.05)

Net loss	(3,191,887)	(2,054,896)	(339,444)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	115,598	49,089	8,109
Cash flow hedging derivatives, net of nil tax	1,513	(1,070)	(177)
Comprehensive loss	(3,074,776)	(2,006,877)	(331,512)
Less: Comprehensive loss attributable to the noncontrolling interest	108,749	114,958	18,990
Comprehensive loss attributable to Yingli Green Energy	(2,966,027)	(1,891,919)	(312,522)

Reconciliation of Non-GAAP measures to GAAP measures

	Year Ended December 31,
	2012	2013
	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(2,115,452)	(1,440,059)	(237,880)
Share-based compensation	(34,368)	(15,884)	(2,624)
Amortization of intangible assets	(46,721)	(3,237)	(535)
Impairment of long-lived assets	(200,497)	—	—

Provision for inventory purchase commitments	—	(480,182)	(79,320)
Inventory provision	(665,416)	(4,958)	(819)
Non-cash interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	(1,958)	(103)	(17)
Net loss attributable to Yingli Green Energy	(3,064,412)	(1,944,423)	(321,195)
Non-GAAP diluted loss per share and per ADS	(13.41)	(9.19)	(1.52)
Diluted loss per share and per ADS	(19.59)	(12.41)	(2.05)